Teva to Present Data for AUSTEDO® (deutetrabenazine) Tablets and Other Research at the 2017 Psych Congress

Jerusalem, September 14, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced the presentation of 12 posters at the upcoming 2017 Psych Congress, September 16-19 in New Orleans, Louisiana. The clinical and health economics data to be presented include additional analyses from two pivotal Phase III trials, AIM-TD and ARM-TD, as well as safety data evaluating AUSTEDO® (deutetrabenazine) tablets in tardive dyskinesia (TD).

“Teva’s data at the 2017 Psych Congress shed light on the importance of recognizing the day-to-day impact of living with tardive dyskinesia,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are pleased to provide additional clinical context to the psychiatric community to demonstrate the significance of treating this population.”

The full set of Teva-sponsored data to be presented is included below:

Title	Authors	Date/Time
Deutetrabenazine in Tardive Dyskinesia and Huntington’s Disease

[Abstract 250] Effect of Deutetrabenazine on Quality of Life in Patients With Tardive Dyskinesia in AIM-TD, a 12-Week Double-Blind, Placebo-Controlled Study	S.A. Factor, DO; K.E. Anderson, MD; M.D. Davis, PhD; R.A. Hauser, MD, MBA; L.F. Jarskog, MD; J. Jimenez-Shahed, MD; R. Kumar, MD, FRCPC; S. Ochudlo, MD, PhD; W.G. Ondo, MD; H.H. Fernandez, MD	Sunday, September 17 and Monday, September 18 from 1:30-2:30 p.m. CT All posters will also be presented during the Poster Gala on Sunday, September 17 from 5:30-7:30 p.m. CT

[Abstract 232] Deutetrabenazine for the Treatment of Tardive Dyskinesia: Results From an Open-Label, Long-Term Study	K.E. Anderson, MD; M.D. Davis, PhD; S.A. Factor, DO; R.A. Hauser, MD, MBA; L.F. Jarskog, MD; J. Jimenez-Shahed, MD; R. Kumar, MD, FRCPC; S. Ochudlo, MD, PhD; W.G. Ondo, MD; H.H. Fernandez, MD

[Abstract 233] Long-Term Safety of Deutetrabenazine for the Treatment of Tardive Dyskinesia: Results From an Open-Label, Long-Term Study	K.E. Anderson, MD; M.D. Davis, PhD; S.A. Factor, DO; R.A. Hauser, MD, MBA; L.F. Jarskog, MD; J. Jimenez-Shahed, MD; R. Kumar, MD, FRCPC; S. Ochudlo, MD, PhD; W.G. Ondo, MD; H.H. Fernandez, MD

[Abstract 238] Improvements in Clinical Global Impression of Change With Deutetrabenazine Treatment in Tardive Dyskinesia From the ARM-TD and AIM-TD Studies	H.H. Fernandez, MD; M.D. Davis, PhD; S.A. Factor, DO; R.A. Hauser, MD, MBA; L.F. Jarskog, MD; J. Jimenez-Shahed, MD; R. Kumar, MD, FRCPC; S. Ochudlo, MD, PhD; W.G. Ondo, MD; K.E. Anderson, MD

[Abstract 239] Evaluation of Patient-Reported Outcomes in Tardive Dyskinesia Patients With Underlying Psychotic and Mood Disorders in the ARM-TD and AIM-TD Trials	H.H. Fernandez, MD; M.D. Davis, PhD; S.A. Factor, DO; R.A. Hauser, MD, MBA; L.F. Jarskog, MD; J. Jimenez-Shahed, MD; R. Kumar, MD, FRCPC; S. Ochudlo, MD, PhD; W.G. Ondo, MD; K.E. Anderson, MD

[Abstract 237] Cardiovascular Safety Assessment of Deutetrabenazine in Healthy Volunteers and Implications for Patients With Huntington Disease or Tardive Dyskinesia	D.S. Cox, PhD; M. Levi, PhD; L. Rabinovich-Guilatt; D. Truong, PharmD, MS; D. Stamler, MD

Health Economics and Research Outcomes (HEOR)

[Abstract 236] Healthcare Utilization and Costs for Patients With Tardive Dyskinesia	B. Carroll, PharmD; P. Juneau, MS; D. Irwin, PhD, MSPH	Sunday, September 17 and Monday, September 18 from 1:30-2:30 p.m. CT All posters will also be presented during the Poster Gala on Sunday, September 17 from 5:30-7:30 p.m. CT

[Abstract 255] The Burden of Tardive Dyskinesia Secondary to Antipsychotic Medication Use Among Patients With Mental Disorders	J. McEvoy, MD; T. Park, PharmD; T. Schilling, MD; E. Terasawa, PhD; R. Ayyagari, PhD; B. Carroll, PharmD

[Abstract 235] Hospital Utilization Rates Following Antipsychotic Dose Reductions Among Patients With Bipolar and Major Depressive Disorders	B. Carroll, PharmD; F. Mu, PhD; R. Ayyagari, PhD; S. Gandhi, PhD

[Abstract 234] Hospital Utilization Rates Following Antipsychotic Dose Reductions Among Patients With Schizophrenia	S.N. Caroff, MD; F. Mu, PhD; R. Ayyagari, PhD; T. Schilling, MD; V. Abler, DO; B. Carroll, PharmD

[Abstract 252] Tardive Dyskinesia Among Patients Using Antipsychotic Medications in Customary Clinical Care in the United States	A.M. Loughlin, PhD, N. Lin, ScD; V. Abler, DO; B. Carroll, PharmD

[Abstract 256] Effect of Tardive Dyskinesia on Quality of Life: Self-reported Symptom Severity is Associated with Deficits in Physical, Mental, and Social Functioning	J. McEvoy, MD; B. Carroll, PharmD; S. Gandhi, PhD; A. Rizio, PhD; S. Maher, PhD; M. Kosinski, MA; J. Bjorner, MD, PhD

About AUSTEDO®

AUSTEDO® is a vesicular monoamine transporter 2 (VMAT2) inhibitor approved by the U.S. Food and Drug Administration for the treatment of tardive dyskinesia in adults and for the treatment of chorea associated with Huntington’s disease.

Important Safety Information

AUSTEDO® can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease. Anyone considering the use of AUSTEDO® must balance the risks of depression and suicidality with the clinical need for treatment of chorea. AUSTEDO® is contraindicated in patients with Huntington’s disease who are suicidal, or have untreated or inadequately treated depression.

AUSTEDO® is also contraindicated in: patients with hepatic impairment; patients taking reserpine or within 20 days of discontinuing reserpine; patients taking monoamine oxidase inhibitors (MAOIs), or within 14 days of discontinuing MAOI therapy; and patients taking tetrabenazine (Xenazine) or valbenazine (Ingrezza).

AUSTEDO® may cause a worsening in mood, cognition, rigidity, and functional capacity in patients with Huntington’s disease. Tetrabenazine (a closely related VMAT2 inhibitor) causes an increase in the corrected QT (QTc) interval. A clinically relevant QT prolongation may occur in some patients treated with AUSTEDO® who are CYP2D6 poor metabolizers or are co-administered a strong CYP2D6 inhibitor or other drugs that are known to prolong QTc. Neuroleptic Malignant Syndrome has been observed in patients receiving tetrabenazine. AUSTEDO® may increase the risk of akathisia, agitation, and restlessness. AUSTEDO® may cause parkinsonism in patients with Huntington’s disease. Sedation is a common dose-limiting adverse reaction of AUSTEDO®.

The most common adverse reactions (4% of AUSTEDO®-treated patients and greater than placebo) in controlled clinical studies of patients with tardive dyskinesia were nasopharyngitis and insomnia. The most common adverse reactions (>8% of AUSTEDO®-treated patients and greater than placebo) in a controlled clinical study of patients with chorea associated with Huntington’s disease were somnolence, diarrhea, dry mouth, and fatigue.

Please click here for U.S. Full Prescribing Information, including Boxed Warning: austedo.com/hcp/pi.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding AUSTEDO® (deutetrabenazine) tablets, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of AUSTEDO® (deutetrabenazine) tablets;
our specialty medicines business, including: competition for our specialty products, especially COPAXONE®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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